UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2005

                                     OR

[ ]   TRANSITION REPORT REQUIRED PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from ________ to ________.

Commission File Number 1-9065

                    Ecology and Environment, Inc. 401(k) Plan
                    -----------------------------------------
                            (Full title of the Plan)

               368 Pleasant View Drive, Lancaster, New York 14086
               --------------------------------------------------
                             (Address of the Plan)


                         Ecology and Environment, Inc.
                         -----------------------------
          (Name of issuer of the securities held pursuant to the Plan)

              368 Pleasant View Drive, Lancaster, New York 14086
              --------------------------------------------------
                    (Address of principal executive office)


REQUIRED INFORMATION
--------------------

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Ecology and Environment, Inc. 401(k) plan the "Plan") for the fiscal years ended December 31, 2005 and 2004, together with the report of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm, is included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).


EXHIBIT
-------
                Exhibit Number        Description of Exhibit
                --------------        ----------------------

                     23.1 Consent of Schneider Downs & Co. Inc., Independent Registered Public
                                      Accounting Firm



Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2005 and 2004
----------------------------------------------------------------------------

                                                                    Page
                                                                    ----
Report of Independent Registered Public Accounting Firm               1

Financial Statements:

     Statements of Net Assets Available for Benefits                  2

     Statements of Changes in Net Assets Available for Benefits       3

     Notes to Financial Statements                                   4-8

Supplemental Schedule:

     Schedule H, line 4i - Schedule of Assets (Held at End of Year)   9


Page 1
------

Report of Schneider Downs & Co., Inc.
Independent Registered Public Accounting Firm
-------------------------------------------------------

To the Participants and Administrator of the Ecology and Environment, Inc. 401(k) Plan
Lancaster, New York


We have audited the accompanying statements of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedule of assets (held at end of year) as of December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The
Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
May 12, 2006


Page 2
------

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31,
----------------------------------------------------------------------------

                                                   2005           2004
                                               ------------   ------------
Assets
------
Investments, at fair value (see Note 5)        $20,642,655    $19,300,633

Participant contributions receivable                 ---           74,174
Due from broker                                     14,929          ---
Dividends receivable                                 8,871          4,965
                                               ------------   ------------

     Total assets                              $20,666,455    $19,379,772



Liabilities
-----------

Excess contributions                                32,258          ---
Other liabilities                                                      73
                                               ------------   ------------

     Total liabilities                              32,258             73
                                               ------------   ------------

Net assets available for benefits              $20,634,197    $19,379,699
                                               ============   ============

            See accompanying notes to the financial statements.


Page 3
------

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,
----------------------------------------------------------------------------

                                                    2005          2004
                                                -----------   ------------
Additions:
   Additions to net assets:
     Interest                                  $    17,558    $    16,114
     Dividends                                     644,721        353,913
     Net appreciation in fair value of
       investments (see Note 5)                    384,715      1,502,113
                                               ------------   ------------
                                                 1,046,994      1,872,140

Contributions:
   Participant                                   1,929,737      2,104,083
   Rollovers                                        97,034        197,473
                                               ------------   ------------
                                                 2,026,771      2,301,556

        Total additions                          3,073,765      4,173,696
                                               ------------   ------------

Deduction from net assets:
   Benefits paid to participants                 1,807,767      1,381,094
   Administrative expenses                          11,500         12,604
                                               ------------   ------------
        Total deductions                         1,819,267      1,393,698
                                               ------------   ------------

        Net increase                             1,254,498      2,779,998

Net assets available for benefits:
   Beginning of year                            19,379,699     16,599,701
                                               ------------   ------------

   End of year                                 $20,634,197    $19,379,699
                                               ============   ============

             See accompanying notes to the financial statements.


Page 4
------

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
----------------------------------------------------------------------------

1.   Description of Plan
     -------------------

     The following description of the Ecology and Environment 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

     General
     -------

     The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company). Beginning August 1, 2002 the hours of service requirement was eliminated and employees age twenty-one or older are immediately eligible to participate in the plan during the month following their date of hire. Contributions to the Plan were not permitted prior to July 1, 1994. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Contributions
     -------------

     Participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code. The elective deferral percentage may be modified the first day of any month. Upon enrollment in the Plan, a participant may direct their contributions in any combination of the seventeen investment options in at least 10 percent increments in each option selected.

     The Company may make contributions in the form of matching contributions and/or an annual discretionary contribution fixed by appropriate action of the Company. There were no Company contributions for the 2005 and 2004 plan years.

      Participant accounts
     --------------------

     Each participant's account is credited with the participant's contribution and allocations of the Company's contribution (if any) and the Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan documents. The benefit to which a participant is entitled is the participant's vested account balance.


     Vesting
     -------

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company contributions after five years of credited service. There is no partial vesting.

Page 5
------

     Participant loans
     -----------------

     Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transfers are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from one to five years or a reasonable period of time determined when the loan is made for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through bi-weekly payroll deductions.

     Payment of benefits
     -------------------

     On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.

     Administration
     --------------

     The Plan is administered by the Company. The Company has selected MFS to be the Recordkeeper of the Plan and Reliance Trust Company as the Trustee.

     Administrative expenses are paid by the participants and the Company. An asset-based fee is paid by the participants on an annual basis. This amount is deducted from participant accounts and placed in a holding account, which is merged with the MFS Fixed Fund. Any remaining administrative expenses in excess of the amounts which are set aside by the Plan are paid by the Company.

2.   Summary of Accounting Policies
     ------------------------------

     Basis of Accounting:

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investments and Related Transactions:

     The Plan's investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Net appreciation/(depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation). Interest and dividend income is recognized as earned. Investment transactions are accounting for on the trade date. Participant loans are valued at cost, which approximates fair value.

Page 6
------

     Payment of Benefits:

     Benefits are recorded when paid.

     Use of Estimates:

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

     Reclassifications:

     Certain 2004 amounts have been reclassified to conform to the 2005 presentation.

3.   Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.   Tax Status
     ----------

     The Plan Administrator has not applied to the Internal Revenue Service for a determination letter for the Plan. The Plan was based upon a prototype plan designed by MFS Retirement Services, Inc. and received a favorable determination letter dated April 23, 2002. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


Page 7
------

5.   Investments
     -----------

     The following presents investments that represent five percent or more of the Plan's net assets at December 31, 2005 and 2004:

                                                   2005            2004
                                               ------------    ------------
DWS Equity 500 Index Fund, 26,250 and
  0 shares, respectively                        $3,671,114     $    ---   *
MFS Value Fund, 147,069 and 142,707 shares,
  respectively                                   3,404,643       3,302,239
MFS Mid Cap Growth Fund, 355,056 and 394,004
  shares, respectively                         $ 3,259,414     $ 3,522,397
MFS Fixed Fund - Institutional, 2,295,849
  and 2,290,818 shares, respectively             2,295,849       2,290,818
MFS Core Growth Fund, 95,047 and 102,642
  shares, respectively                           1,670,922       1,695,641
Fidelity Low Price Stock Fund, 33,241 and
  25,348 shares, respectively                    1,357,551       1,020,238
MFS Research Bond Fund, 117,396 and 112,680
  shares, respectively                           1,188,049       1,178,629
Templeton Foreign Fund, 88,095 and 68,148
   shares, respectively                          1,117,045         838,218*
Scudder Equity 500 Index Fund, 0 and 25,423
   shares, respectively                              ---  *      3,449,887
                                               ------------    ------------


Subtotal                                        17,964,587      17,298,067
                                               ------------    ------------

Participant loan, 5.00% - 10.50%                   232,859         269,308

Ecology and Environment, Inc. Common Stock,
  50,496 and 29,205 shares, respectively           450,424         229,259

Other                                            1,994,785       1,503,999
                                               ------------    ------------
Total investments                              $20,642,655     $19,300,633
                                               ============    ============

* Less than 5%, presented for comparative purposes.

The Plan's investments for the years ended December 31, 2005 and 2004 (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                   2005            2004
                                               ------------    ------------
Mutual funds                                   $   316,002     $ 1,560,043

Ecology and Environment, Inc. Common Stock          68,713         (57,930)
                                               ------------    ------------

                                               $   384,715     $ 1,502,113
                                               ============    ============

Page 8
------

6.   Transactions with Parties-in-Interest

     As of December 31, 2005 and 2004, the Plan held certain securities issued by the Company as follows:

                                 December 31, 2005       December 31, 2004
                                Number of    Fair       Number of    Fair
                                 shares      value       shares      value
                               ---------------------   ---------------------
Ecology and Environment, Inc.
  Common Stock                    50,496  $  450,424      29,205  $  229,259


Dividends on Ecology and Environment, Inc. Common Stock amounted to $15,571 and $9,524 during the years ended December 31, 2005 and 2004, respectively.

Certain plan investments are shares of mutual funds and pooled separate accounts offered by MFS Retirement Services, Inc. (MFS). MFS is also recordkeeper of the plan and custodian of all investments other than Company stock. As of December 31, 2005 and 2004, the Plan held the following investments offered by MFS:

                                 December 31, 2005       December 31, 2004
                                Number of    Fair       Number of    Fair
                                 shares      value       shares      value
                               ---------------------   ---------------------
Value Fund                       147,069  $3,404,643     142,707  $3,302,239
Mid Cap Growth Fund              355,056   3,259,414     394,004   3,552,397
Fixed Fund - Institutional     2,295,849   2,295,849   2,290,818   2,290,818
Core Growth Fund                  95,047   1,670,922     102,642   1,695,641
Research Bond Fund               117,396   1,188,049     112,680   1,178,629
Total Return Fund                 41,150     632,476      30,043     480,684
Aggressive Growth Allocation
  Fund                            21,783     307,354      14,622     196,516
New Discovery Fund                10,458     179,459       9,868     161,828
Growth Allocation Fund            11,071     150,117       7,620      99,827
Moderate Allocation Fund           9,074     114,064       7 681      94,478
Money Market                      68,442      68,442      52,759      52,759
Consecutive Allocation Fund        3,827      44,082       1,668      18,998

During the years ended December 31, 2005 and 2004 the Plan's investments with MFS (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $134,901 and $1,053,061, respectively.


Page 9
------

Ecology and Environment, Inc.
401(k) Plan
EIN:  16-0971022
Plan Number:  003
Schedule H - line 4i - Schedule of Assets (Held at End of Year)
---------------------------------------------------------------

                                      (c) Description of
              (b)Identity of              Investment Including
                 Issue Borrow,            Maturity Date,
                 Lessor or                Collateral, Par, or                  (e) Current
(a)  Shares      Similar Party            Maturity Value             (d) Cost      Value
     ------   ----------------        ------------------------       --------   -----------

     MFS Retirement Services, Inc.
     -----------------------------
 *    147,069        MFS             Value Fund                          **     $ 3,404,643
 *    355,056        MFS             Mid Cap Growth Fund                 **       3,259,414
 *  2,295,849        MFS             Fixed Fund - Institutional          **       2,295,849
 *     95,047        MFS             Core Growth Fund                    **       1,670,922
 *    117,396        MFS             Research Bond Fund                  **       1,188,049
 *     41,150        MFS             Total Return Fund                   **         632,476
 *     21,783        MFS             Aggressive Growth Allocation Fund   **         307,354
 *     10,458        MFS             New Discovery Fund                  **         179,459
 *     11,071        MFS             Growth Allocation Fund              **         150,117
 *      9,074        MFS             Moderate Allocation                 **         114,064
 *     68 442        MFS             Money Market                        **          68,442
 *      3,827        MFS             Conservative Allocation Fund        **          44,082
                                                                                -----------
                                                                                 13,314,871

                Other Investments:
                ------------------
       26,250   DWS                  Equity 500 Index Fund               **       3,671,114
       88,095   Templeton            Foreign Fund                        **       1,117,045
       33,241   Fidelity             Low Price Stock Fund                **       1,357,551
 *     50,496   Ecology and
                  Environment, Inc.  Common Stock                        **         450,424
 *      ---     Participant Loans    (5.00% - 10.50%)                    -0-        232,859
      371,978      ---               Brokerage Access Account            **         371,978
        4,237   Domini               Social Equity Fund                  **         l26,813
                                                                                -----------

                                                                                $20,642,655
                                                                                ===========

*   Indicates parties-in-interest to the Plan
**  Cost is not required to be presented for participant directed investments.

                                 SIGNATURE
                                 ---------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          Ecology and Environment, Inc.
                                                   401(k) Plan
                                          -----------------------------
                                                 (Name of Plan)

                                     By:  Ecology and Environment, Inc.
                                          401(k) Plan Committee
                                          Plan Administrator


                                     By:  /s/RONALD L. FRANK
                                          -----------------------------
                                          RONALD L. FRANK
                                          COMMITTEE MEMBER

DATE:  June 30, 2006